Form 144
1 (a) Name of issuer:
SOUTH STATE CORPORATION

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
520 Gervais Street Columbia, SC 29201
1 (e)Telephone No.
803-231-3539

2(a) Name of person for whose account the securities are to be sold
Jim C. Cherry

2(b) Relationship to Issuer
Director

2(c) Address Street
520 Gervais Street Columbia, SC 29201

3(a) Title of Class of securities to be sold
Common Stock

3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities Carroll Financial Associates,4201 Congress Street,Suite 210,Charlotte,NC 28209

3(c) Number of shares or other units to be sold
1,800

3(d)Aggregate Market Value
$131,012

3(e) Number of shares or other units outstanding
35,368,523

3(f) Approximate Date of Sale
5/3/2019

3(g) Name of each securities exchange
NASDAQ

Table I  Securities to be Sold

Title of the Class:
Common Stock

Date you acquired:
various dates

Nature of Acquisition Transaction
equity awards

Name of Person from Whom Acquired:
Park Sterling Corporation and South State Corporation

Amount of Securities Acquired:
1,800

Date of Payment:
various dates

Nature of Payment:
equity compensation

Table II  Securities sold during past 3 months:
n/a